SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

NATIONAL COAL CORP.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

632381208
(CUSIP Number)

June 12, 2008
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crestview Capital Master, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None.
	6.	SHARED VOTING POWER 2,328,901 (2)
	7.	SOLE DISPOSITIVE POWER None.
	8.	SHARED DISPOSITIVE POWER 2,328,901 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,328,901 (2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.423% (1)
12.	TYPE OF REPORTING PERSON: OO
(1)
The ownership percentage of the Reporting Person is based upon 31,151,931 shares of Common Stock issued and outstanding as of May 13, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008 and filed on May 15, 2008 with the Securities and Exchange Commission.

(2)
Includes (a) 2,106,554 shares of Common Stock, (b) 63,005 shares of Common Stock issuable upon exercise of a common stock purchase warrant which is immediately exercisable and (c) 159,342 shares of Common Stock issuable upon exercise of a common stock purchase warrant which is immediately exercisable.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crestview Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,169
	6.	SHARED VOTING POWER 2,328,901 (2)
	7.	SOLE DISPOSITIVE POWER 20,169
	8.	SHARED DISPOSITIVE POWER 2,328,901 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,349,070
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.487% (1)
12.	TYPE OF REPORTING PERSON: OO
(1)
The ownership percentage of the Reporting Person is based upon 31,151,931 shares of Common Stock issued and outstanding as of May 13, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008 and filed on May 15, 2008 with the Securities and Exchange Commission.

(2)
Includes (a) 2,106,554 shares of Common Stock, (b) 63,005 shares of Common Stock issuable upon exercise of a common stock purchase warrant which is immediately exercisable and (c) 159,342 shares of Common Stock issuable upon exercise of the common stock purchase warrant which is immediately exercisable.

Item 1(a).	Name of Issuer.
National Coal Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.
8915 George Williams Road, Knoxville, TN 37923

Item 2(a).	Names of Person Filing.
Crestview Capital Master, LLC (“Crestview”) Crestview Capital Partners, LLC (“Crestview Partners”)

Item 2(b).	Addresses of Principal Business Office, or if none, Residence.

As to Crestview:
Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, Illinois 60062

As to Crestview Partners:
Crestview Capital Partners, LLC
c/o Crestview Capital Master, LLC
95 Revere Drive, Suite A
Northbrook, Illinois 60062

Item 2(c).	Citizenship.
Crestview is a Delaware limited liability company. Crestview Partners is an Illinois limited liability company.
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.0001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
632381208

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

This Schedule 13G (this “Schedule 13G”) amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) by Crestview Capital Master, LLC (“Crestview”), Crestview Capital Partners, LLC (“Crestview Partners”), Stewart Flink (“Mr. Flink”) and Robert Hoyt (“Mr. Hoyt”) (each, a “Reporting Person” and collectively, the “Reporting Persons”) on March 1, 2004, as amended by Amendment No. 1 thereto filed with the Commission on November 24, 2004, as amended by Amendment No. 2 filed thereto with the Commission on February 24, 2006, as amended by Amendment No. 3 filed thereto with the Commission on April 13, 2007, as amended by Amendment No. 4 filed thereto with the Commission on October 29, 2007, as amended by Amendment No. 5 filed thereto with the Commission on June 10, 2008 (collectively, the “Schedule 13D”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of National Coal Corp., a Florida corporation, which has its principal place of business at 8915 George Williams Road, Knoxville, TN 37923 (the “Company”).

As of the date hereof, Crestview is the beneficial owner of 2,328,901 shares of Common Stock representing approximately 7.423% of the total number of issued and outstanding shares of Common Stock. Of such 2,328,901 shares, (i) 2,106,554 shares are shares of Common Stock owned by Crestview as of the date hereof and (ii) 63,005 shares are shares of Common Stock that may be obtained by Crestview upon the exercise of warrants that are immediately exercisable and (c) 159,342 shares are shares of Common Stock that may be obtained by Crestview upon the exercise of warrants that are immediately exercisable.

As of the date hereof, Crestview Partners is the beneficial owner of 20,169 shares of Common Stock. In addition, Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock owned, or that may be obtained upon the exercise of warrants or may otherwise be deemed to be beneficially owned, by Crestview. Accordingly, as of the date hereof, Crestview Partners may be deemed to beneficially own an aggregate of 2,328,901 shares of Common Stock representing, together with the 20,169 shares of Common Stock referenced above, approximately 7.487% of the total number of issued and outstanding shares of Common Stock. Of such 2,328,901 shares of Common Stock, (a) 2,106,554 shares are shares of Common Stock owned by Crestview as of the date hereof and (b) 63,005 shares are shares of Common Stock that may be obtained by Crestview upon the exercise of warrants that are immediately exercisable and (c) 159,342 shares are shares of Common Stock that may be obtained by Crestview upon the exercise of warrants that are immediately exercisable.

Currently, Mr. Flink, Mr. Hoyt and Daniel Warsh are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the below-described shares of Common Stock held by Crestview and Crestview Partners; provided, however, each disclaims beneficial ownership of such shares of Common Stock.

As to Crestview:
Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Crestview: 2,328,901 shares of Common Stock of the Issuer.
(b)
Percent of Class: Crestview beneficially owns 7.423% of the Issuer’s issued and outstanding Common Stock (upon 31,151,931 shares of Common Stock issued and outstanding as of May 13, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008 and filed on May 15, 2008 with the Securities and Exchange Commission).

(c)	Number of shares as to which Crestview has:
(i)	Sole power to direct the vote: None.
(ii)	Shared power to vote or to direct the vote: 2,328,901 shares of Common Stock of the Issuer.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: None.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: 2,328,901 shares of Common Stock of the Issuer.

As to Crestview Partners:
Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Crestview Partners: 2,349,070 shares of Common Stock of the Issuer.

(b)
Percent of Class: Crestview Partners beneficially owns 7.487% of the Issuer’s issued and outstanding Common Stock (upon 31,151,931 shares of Common Stock issued and outstanding as of May 13, 2008, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008 and filed on May 15, 2008 with the Securities and Exchange Commission).

(c)	Number of shares as to which Crestview Partners has:
(i)	Sole power to direct the vote: 20,169 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: 2,328,901.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 20,169 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: 2,328,901.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Schedule is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons. While the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons. Each of Messrs. Flink, Hoyt, and Warsh may be deemed to have beneficial ownership of the shares of Common Stock reported hereby, although each disclaims such beneficial ownership.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2008

CRESTVIEW CAPITAL MASTER, LLC

By: CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager

By: /s/ Daniel I. Warsh______________________________________
        Name: Daniel I. Warsh
Title: Manager

CRESTVIEW CAPITAL PARTNERS, LLC

By: /s/ Daniel I. Warsh______________________________________
        Name: Daniel I. Warsh
Title: Manager

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of National Coal Corp. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 7, 2008.

CRESTVIEW CAPITAL MASTER, LLC

By: CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager

By: /s/ Daniel I. Warsh______________________________________
        Name: Daniel I. Warsh
Title: Manager

CRESTVIEW CAPITAL PARTNERS, LLC

By: /s/ Daniel I. Warsh______________________________________
        Name: Daniel I. Warsh
Title: Manager